UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                       SCHEDULE 13D
        Under the Securities Exchange Act of 1934

Amendment No.:       1
Name of Issuer:      Village Green Bookstore, Inc.

Title of Class of Securities:
                     Common Stock, par $.001 per share

CUSIP Number:        927077206

Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications: Robert F. Ebertz
                     86 Hallock Rd
                     Rochester, NY 14624

Date of Event which Requires Filing of this Statement:
                     September 28, 1998

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: [  ]

Check the following if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                              Page 1 of 5

                        SCHEDULE 13D
CUSIP No. 927077206                           Page 2 of 5


1.   NAME OF REPORTING PERSON
     Robert F. Ebertz

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     A [  ]       B[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) and 2(e)  [  ].

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

7.   SOLE VOTING POWER
     246,000 shares

8.   SHARED VOTING POWER
     0 shares

9.   SOLE DISPOSITIVE POWER
     246,000 shares

10.  SHARED DISPOSITIVE POWER
     0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     246,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    [  ].

13.  PERCENT OF CLASS REPRESENTED IN ROW (11)
     6.6%
14.  TYPE OF REPORTING PERSON
     IN

ITEM 1. SECURITY AND ISSUER
     This statement relates to the Common Stock (par value $.001) of The Village Green Bookstore, Inc. (a New York corporation) whose principal executive offices are located at 766 Monroe Avenue, Rochester, NY 14607.

ITEM 2. IDENTITY AND BACKGROUND

(a)  This schedule 13D is filed by Robert F. Ebertz.

(b) The principal residence of Robert F. Ebertz is located at 86 Hallock Rd., Rochester, NY, 14624.

(c)  Robert F. Ebertz is employed as a Senior Financial
     Analyst at a Rochester-NY-based Telecommunications company. Robert F. Ebertz is also a private investor, and also serves as Vice President of the Board of Directors of a Federal Credit Union based in Rochester, NY.

(d) Robert F. Ebertz has not in the past five years, to the best of his knowledge, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Robert F. Ebertz has not in the past five years, to the best of his knowledge, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such a proceeding, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Robert F. Ebertz is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Robert F. Ebertz has not expended any funds or other consideration within the last 60 days prior to the date hereof to purchase shares of the Subject Company.

ITEM 4. PURPOSE OF TRANSACTION

     All of the Shares reported herein as having been acquired or disposed of, were acquired or disposed of for investment purposes.

     Robert F. Ebertz is NO LONGER actively considering persuit of a Board Membership of the Subject Company for himself at this time.

     Robert F. Ebertz reserves the right to change his investment intent, to acquire additional shares, or to sell or otherwise dispose of any shares beneficially owned by him, at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     As of the close of business on September 30, 1998, Robert F. Ebertz beneficially owned a total of 246,000 shares of Common Stock
     (par value $0.001 per share) of the Subject Company. If 3,741,355 shares of Common Stock are outstanding (as reported in the Subject Company's 10Q filed on Sept 22, 1997), then the holdings of Robert F. Ebertz approximate 6.58% of this class of securities.

     The following table sets forth all transactions in the Common Stock that were effected during the past sixty days by Robert F. Ebertz. All such transactions were sales, effected in the open market:

     SALES DATE     NO.SHARES  PRICE/SHARE* TOTAL PRICE*
     -------------  ---------  -----------  ------------
     Sept 28, 1998  25,000      0.065       $ 1625.00
     Sept 29, 1998  15,000      0.060       $  900.00
     Sept 29, 1998  10,000      0.060       $  600.00
     Sept 30, 1998  10,000      0.060       $  600.00
     Sept 30, 1998   5,000      0.060       $  300.00
                    ------                  ---------
                    65,000                  $4,025.00

     * excludes brokerage commissions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
     ISSUER

     none

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     none

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                  Robert F. Ebertz


October 28, 1998  By: /s/ROBERT F. EBERTZ
                    -----------------------
                    Robert F. Ebertz